Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement on Form S-8 pertaining to the Amended and Restated 2003 Incentive Compensation Plan of SAVVIS, Inc. of our report dated February 23, 2009, except for the retrospective adjustments described in Note 2, as to which the date is May 27, 2009, with respect to the consolidated financial statements of SAVVIS, Inc. included in its Current Report on Form 8-K, and of our report dated February 23, 2009 with respect to the effectiveness of internal control over financial reporting of SAVVIS, Inc., included in its Annual Report on Form 10-K for the year ended December 31, 2008 filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

St. Louis, Missouri

July 8, 2009